Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – October 25, 2007
(Canadian dollars unless stated otherwise)

PRECISION DRILLING TRUST REPORTS 2007 THIRD QUARTER EARNINGS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full discussion of the forward-looking information and statements and the risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this report.

Precision Drilling Trust ("Precision" or the "Trust") today announced net earnings of $73 million or $0.58 per unit for the third quarter ended September 30, 2007, a decrease of $67 million or 48% compared to $140 million or $1.11 per unit in the third quarter of 2006. For the nine months ended September 30, 2007, Precision reported net earnings of $256 million or $2.04 per unit, a decrease of $196 million or 43% compared to $452 million or $3.60 per unit for the nine months ended September 30, 2006. The decreases in the three and nine month periods were attributable to lower equipment utilization and customer pricing in Precision's Canadian operations.

Revenue in the third quarter was 35% lower than the prior year at $228 million with revenue in the Contract Drilling Services segment decreasing 35% and the Completion and Production Services segment decreasing 33%.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended September 30,			Nine months ended September 30,
(stated in thousands of Canadian dollars, except per unit amounts)	2007	2006	% Change	2007	2006	% Change
Revenue	$227,928	$349,558	(35)	$760,475	$1,109,535	(31)
Operating earnings(1)	73,402	142,431	(48)	278,655	462,883	(40)
Earnings from continuing operations	69,702	133,552	(48)	253,491	446,038	(43)
Net earnings	72,658	139,667	(48)	256,447	452,153	(43)
Cash provided by continuing operations	20,270	74,952	(73)	405,641	455,511	(11)
Net capital spending	39,653	76,128	(48)	144,937	165,102	(12)
Distributions declared	49,046	116,785	(58)	177,319	330,089	(46)
Per unit information:
Earnings from continuing operations	0.55	1.06	(48)	2.02	3.55	(43)
Net earnings	0.58	1.11	(48)	2.04	3.60	(43)
Distributions declared	$0.39	$0.93	(58)	$1.41	$2.63	(46)

Drilling rig operating days:
Canada	7,903	11,606	(32)	22,863	35,200	(35)
United States	533	81	558	1,032	89	1,060
Service rig operating hours: Canada	84,490	123,783	(32)	269,581	370,400	(27)

 (1) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (“GAAP”). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed. Investors are cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision’s performance. Precision’s method of calculating operating earnings may differ from other entities and, accordingly, operating earnings may not be comparable to measures used by other entities.

In Precision's market in the Western Canada Sedimentary Basin ("WCSB"), lower oilfield activity, on a seasonally adjusted basis, became further entrenched in the quarter. Activity for Precision's drilling and service rigs was 32% below the third quarter of 2006 and near their lowest levels for a third quarter in the last decade.

The decline in natural gas well spending by producers in 2007 has curtailed oilfield service activity at a time when record rig capacity exists in the WCSB. The result for the service sector has been low equipment utilization and increasingly competitive pricing through the first nine months.

For Precision, diversification of operations into the United States land drilling market has provided growth in both the earnings base and utilization rates. Precision recorded a six-fold increase in U.S. drilling days in the third quarter from the same period in 2006 and ended the quarter with eight rigs operating at close to 100% utilization.

Overall, the business environment for oilfield services in western Canada remained challenging as market conditions and fundamentals weakened for the fifth consecutive quarter. Average customer pricing for Precision's services in Canada declined moderately, off 12% for drilling rigs and essentially unchanged for service rigs, compared to the third quarter of 2006.  Sequentially, drilling rig pricing fell 8% from the second quarter of 2007 while average pricing for service rigs remained constant. Precision is beginning to experience pricing pressure for new work in the United States.  However, relative to Canada, pricing in the United States remains strong.

In August, Precision Drilling Corporation appointed Kevin A. Neveu Chief Executive Officer and Director and Robert Phillips, a member of the Board of Directors since 2004, was appointed Chairman of the Board. The retirement of Hank Swartout as Executive Chairman and a Director of Precision Drilling Corporation coincided with the appointment of Mr. Phillips.

Commenting on the state of the industry, Mr. Neveu said, "As we progress through an extremely uncertain period for the Canadian oilfield service industry, I am encouraged by the operational excellence, safety performance and customer satisfaction Precision delivers.  Our aggressive cost management strategy combined with a strong balance sheet and our exceptional people give us the ability to capitalize on the opportunities this challenging market will present."

Outlook

Oilfield activity in western Canada has declined significantly from the record earnings levels that were established in 2006.

Precision’s outlook for the upcoming winter drilling season and first half of 2008 is for a continuation of the lower activity environment that emerged in the second half of 2006 and has persisted throughout 2007. The release of the “Our Fair Share” report by the Alberta Royalty Review Panel for the Alberta government in September proposing increased royalties on oil and gas production in the province further unsettled producers just as they began to develop 2008 budgets and prompted many customers to consider even greater reductions in spending should the recommendations be fully implemented.

Customer pricing was at an all time high entering 2007, so even with the reductions this year rates have maintained at relatively high levels.  As capacity to provide services continues to exceed demand and further pressure is applied to pricing, any further reductions will have a proportionately greater impact on profit margins.

Despite the uncertainty, Precision is well positioned to manage the existing downturn in the sector due to its strong balance sheet, ability to control costs and solid platform for future growth with its people, technology and an increasingly diversified geographic base. Wages and field crew rates are expected to hold at current levels for 2008 and Precision is exploring cost cutting initiatives in preparation for a second consecutive year of lower gas well drilling in Canada.

Canadian producers continue to defer natural gas drilling citing lower commodity price fundamentals, a weakening U.S. dollar and high finding and development costs relative to new well productivity.  The high level of natural gas in storage in North America, due to rising imports of liquefied natural gas and growing gas production from an active land drilling rig fleet in the United States, has kept natural gas prices at a relatively static level to last year.

Precision’s strategy is to continue to diversify its earnings base outside Canada and be opportunistic for oilfield service consolidation opportunities. Precision will aggressively exploit organic growth opportunities with customers in Canada and the United States given the continued demand for premium equipment such as Precision's Super Single™ rigs. Precision is finding that its operational execution and safety performance are significant marketing advantages as United States operations grow and the Canadian fleet remains under utilized.  The expiration in 2008 of certain non-compete provisions from prior business divestitures creates further diversification opportunities.

While current conditions cast a negative near-term outlook extending into 2008, Precision remains committed to underlying fundamentals for North American drilling and well servicing opportunities. Precision expects cyclical fundamentals - such as lower service company pricing, production declines from existing wells and reduced drilling - to eventually restore balance to North American natural gas storage levels and stimulate Canadian drilling demand.

Capital Expenditure Initiatives

In response to on-going moderation in activity levels in Canada and general market uncertainty, Precision has reduced its estimated 2007 capital spending from $275 million to $220 million.  The $55 million reduction is primarily related to a deferral of discretionary maintenance, the elimination of certain non-rig expansion capital and the deferral of certain infrastructure projects for assessment in the 2008 capital expenditure plan.

The estimated $220 million for capital spending on property, plant and equipment in 2007 includes $66 million for productive capacity maintenance of existing assets and $154 million for expansionary initiatives. Rig expansion continues as previously announced with a primary focus on completion of the new drilling rig build program which is supported by long-term customer arrangements.

In the third quarter, capital expenditures were $41 million, a decrease of $39 million over the same period in 2006.  Capital spending for the quarter included $30 million on expansionary initiatives and $11 million on the productive capacity maintenance of existing assets.

Capital expenditures for the nine months ended September 30, 2007 were $149 million, a decrease of $41 million over the same period in 2006.  Capital spending for the first nine months of 2007 included $112 million on expansionary initiatives and $37 million on the productive capacity maintenance of existing assets.

In the third quarter, Precision commissioned three new drilling rigs, one new service rig and deployed one drilling rig from its Canadian fleet to the United States.

At the end of the quarter, Precision had eight drilling rigs in the United States with another three contracted Super Single™ rigs at various stages of construction. Once the current rig builds are complete, Precision expects to operate a fleet of 11 rigs in the United States -- seven in Texas and four in Colorado -- and 248 drilling rigs in Canada.

Financial Position

Precision’s liquidity and solvency position remained strong as working capital exceeded long-term debt by $26 million as at September 30, 2007, consistent with December 31, 2006.  The financial position has been sustained despite a decrease in activity as a significant percentage of operating costs are variable in nature and Precision has curtailed spending and distributions in line with financial performance.

The third quarter of 2007 was further highlighted by the following financial developments:

•	The Trust declared monthly distributions to unitholders of $0.13 for aggregate distributions declared of $49 million or $0.39 per unit.

•	Long-term debt increased by $72 million to $124 million for a long-term debt to long-term debt plus equity ratio of 0.09.

•	Working capital increased by $72 million to $150 million for a working capital ratio of 2.5.

Results of Operations

Fundamentals for the industry in Canada remained modest in the third quarter and appear to be a continuation of 2006 when high levels of U.S. natural gas in storage ahead of the winter heating season prompted a drop in drilling demand that still persists. During the quarter, almost 70% of industry well completions in western Canada targeted natural gas, which is in line with the five-year historical average.

The decline in field activity levels from recent years has been magnified by the increased number of rigs in the industry.  At the end of the quarter, there were almost 900 drilling rigs registered with the Canadian Association of Oilwell Drilling Contractors (“CAODC”). When combined with lower year-over-year drilling levels in western Canada, the increased drilling rig availability has led to the lowest rig utilization rates in nearly a decade.

Henry Hub natural gas spot prices averaged US$6.16 per MMBtu in the third quarter of 2007 in line with an average of US$6.06 per MMBtu in the year-ago quarter.  West Texas Intermediate crude oil averaged US$75.31 per barrel during the quarter compared to US$70.62 per barrel in the same period in 2006.

The persistent decline in the one-year forward price for North American natural gas continued as it traded within a range of about $6.50 to $8.00 on Canadian and U.S. exchanges in the third quarter of 2007, compared to the 2006 range of about $7.00 to $10.00. The weakening of the U.S. dollar to parity with the Canadian dollar has compounded the decline in industry cash flow from natural gas production for many of Precision's Canadian customers.  For the 12 month period ended September 30, 2007, the Canadian dollar has appreciated approximately 12% against the U.S. dollar.

Precision's operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions. The following table contains financial and operating statistics for Precision's drilling and service rigs in Canada.

Three Months ended September 30,	2007	2006	% Change
Contract Drilling Services:
Number of drilling rigs (end of period)	242	238	2
Drilling operating days (excludes move days)	7,903	11,606	(32)
Drilling revenue per operating day	$17,112	$19,533	(12)
Drilling rig operating day utilization	36%	54%
Completion and Production Services:
Number of service rigs (end of period)	239	237	1
Service rig operating hours	84,490	123,783	(32)
Service revenue per operating hour	$679	$668	2
Service rig operating hour utilization	38%	57%

In the Contract Drilling segment, revenue for the quarter decreased by 35% to $160 million while operating earnings decreased by 49% to $59 million compared to the same period in 2006.

Average drilling rig operating day rates for Precision in Canada held up well due to pricing for rigs under long-term contracts and Precision's Super Single™ rigs which continue to be in demand due to their versatility and drilling performance.   More than 25% of the operating days in Canada in the quarter were from rigs under long-term customer arrangements and pricing was $17,112 per operating day, a decrease of 12% from the same period in 2006.

Drilling rig operating days, spud to rig release, for Precision in Canada in the third quarter of 2007 were 7,903, or a decrease of 32% compared with 11,606 in 2006. Utilization declined to 36% in the third quarter of 2007 compared with 54% a year ago. For Precision's 31 Canadian based Super Singles™, utilization in the quarter held steady at 68% compared to 70% in the third quarter of 2006. Total operating days for Super Single™ rigs were 18% higher than the prior year due to the increased rigs available.

As a result of reduced industry activity and a greater availability of hotel accommodation and other lodging, Precision's camp and catering division experienced an activity decrease of 69% over the prior year third quarter.

In the Completion and Production segment, revenue for the third quarter decreased by 33% from 2006 to $72 million while operating earnings decreased by 42% to $23 million compared to the same period in 2006.

Service rig activity declined 32% from last year, with the fleet generating 84,490 operating hours compared with 123,783 hours in 2006. Utilization fell to 38% in the quarter compared to 57% a year ago. The reduction was a result of lower demand as customers scaled back well completion work in line with drilling activity and decreased spending on production maintenance of existing wells, particularly natural gas wells.  New well completions accounted for 30% of service rig operating hours in the third quarter compared to 40% in 2006. Winter pricing held in well servicing until late in the third quarter when lower customer demand led to price reductions.

Demand for rental equipment followed industry trends and was 35% lower than last year while quarterly activity for the snubbing division was down 46%.

Overall, operating expenses increased from 48% of revenue in the third quarter of 2006 to 54% in 2007 due to lower customer pricing, higher labour costs and fixed overhead costs.

General and administrative expense for the third quarter was $13 million, a decrease of $8 million from the same period in 2006. This was due primarily to a $6 million expense recovery of amounts previously accrued for the employee long-term incentive plan, compared to a $5 million expense accrual in 2006. The cost recovery was partially offset by one time costs associated with hiring a new Chief Executive Officer.

Depreciation and amortization expense in the third quarter of 2007 was $18 million compared with $19 million in the same period of 2006 as a higher cost base for working rigs partially offset lower utilization.

Net interest expense in the third quarter of 2007 was $2 million and in line with the prior year.

The Trust's effective income tax rate on earnings before income taxes for the first nine months of 2007 was 8% before enacted income tax rate reductions compared to 7% for the same period in 2006. Compared to a corporate income tax rate, the low effective income tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.

During the quarter, Precision reported earnings of $3 million from discontinued operations with receipt of funds in partial settlement of an outstanding matter associated with a business divestiture that closed during the third quarter of 2005.

Distribution Policy of the Trust

Upon Precision’s conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units. Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust.

Distributions, including special distributions, may be declared in cash or in-kind or a combination of both and reduced, increased or suspended entirely depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws by governments in Canada.

Consistent with prior years, it is likely that a special year-end distribution will be declared for 2007.  This special distribution will be announced by December 20, 2007 to effectively flow the Trust’s taxable income to unitholders pursuant to the Declaration of Trust.

During the first nine months of 2007 the Trust generated cash from continuing operations of $406 million and received proceeds related to the disposal of operations discontinued in previous periods of $3 million.  The cash was used to repay long-term debt of $17 million and bank indebtedness of $37 million, purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $155 million and make cash distributions to unitholders of $200 million.

The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are typical for spring break-up during the second quarter before equipment is able to move for summer drilling programs.

As a result, in combination with economic cycles, Precision’s operating and financial results can vary significantly by quarter. Working capital is typically at its highest level following the first quarter when accounts receivable increases from winter activity and tends to be at its lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided by operations.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this news release, including statements related to Precision’s estimated distributions, special year-end distributions, capital expenditures, projected asset growth, view and outlook toward future natural gas prices, cyclical industry fundamentals, pricing competition, future natural gas supply growth and storage levels, drilling activity in Canada and the United States, expansion in the United States and statements that contain words such as “could”, “should”, “can”, “anticipates”, “expect”, “believe”, “will”, “may”, “likely” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision’s services. These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations.  Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per unit amounts)
	2007	2006	2007	2006

Revenue	$227,928	$349,558	$760,475	$1,109,535

Expenses:
Operating	123,197	167,810	389,259	532,474
General and administrative	12,663	20,168	37,492	58,967
Depreciation and amortization	17,535	19,134	53,045	55,324
Foreign exchange	1,131	15	2,024	(113)
	154,526	207,127	481,820	646,652

Operating earnings	73,402	142,431	278,655	462,883

Interest:
Long-term debt	1,623	1,808	5,802	6,444
Other	25	10	83	36
Income	(84)	(116)	(279)	(324)
Other	-	-	-	(408)
Earnings from continuing operations before income taxes	71,838	140,729	273,049	457,135
Income taxes:
Current	(3)	5,616	(3,650)	29,850
Future	2,139	1,561	23,208	(18,753)
	2,136	7,177	19,558	11,097

Earnings from continuing operations	69,702	133,552	253,491	446,038
Gain on disposal of discontinued operations, net of tax	2,956	6,115	2,956	6,115

Net earnings	72,658	139,667	256,447	452,153

Deficit, beginning of period	(139,703)	(204,102)	(195,219)	(303,284)
Distributions declared	(49,046)	(116,785)	(177,319)	(330,089)

Deficit, end of period	$(116,091)	$(181,220)	$(116,091)	$(181,220)
Earnings per unit from continuing operations:
Basic and diluted	$0.55	$1.06	$2.02	$3.55
Earnings per unit:
Basic and diluted	$0.58	$1.11	$2.04	$3.60

Units outstanding (000s)	125,758	125,613	125,758	125,613
Weighted average and diluted units outstanding (000s)	125,758	125,557	125,758	125,497

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2007	December 31, 2006

ASSETS

Current assets:
Cash	$116	$-
Accounts receivable	227,148	354,671
Income tax recoverable	12,387	8,701
Inventory	8,762	9,073
	248,413	372,445

Property, plant and equipment, net of accumulated depreciation	1,199,576	1,107,617
Intangibles, net of accumulated amortization	308	375
Goodwill	280,749	280,749
	$1,729,046	$1,761,186

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$-	$36,774
Accounts payable and accrued liabilities	82,548	130,202
Distributions payable	16,349	38,985
	98,897	205,961

Long-term compensation plans	12,386	22,699
Long-term debt	123,773	140,880
Future income taxes	197,787	174,571
	432,843	544,111

Unitholders’ equity:
Unitholders’ capital	1,412,294	1,412,294
Deficit	(116,091)	(195,219)
	1,296,203	1,217,075

	$1,729,046	$1,761,186

Units outstanding (000s)	125,758	125,758

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2007	2006	2007	2006

Cash provided by (used in):
Continuing operations:
Earnings from continuing operations	$69,702	$133,552	$253,491	$446,038
Adjustments and other items not involving cash:
Long-term compensation plans	(3,685)	5,262	(10,313)	12,507
Depreciation and amortization	17,535	19,134	53,045	55,324
Future income taxes	2,139	1,561	23,208	(18,753)
Other	3	1	8	(405)
Changes in non-cash working capital balances	(65,424)	(84,558)	86,202	(39,200)
	20,270	74,952	405,641	455,511

Investments:
Purchase of property, plant and equipment	(40,926)	(80,379)	(149,468)	(190,697)
Proceeds on sale of property, plant and equipment	1,273	4,251	4,531	25,595
Business acquisitions, net of cash acquired	-	(16,403)	-	(16,403)
Proceeds on disposal of discontinued operations	2,956	7,337	2,956	7,337
Proceeds on disposal of investments	-	-	-	510
Changes in non-cash working capital balances	406	4,465	(9,708)	10,631
	(36,291)	(80,729)	(151,689)	(163,027)

Financing:
Distributions paid	(49,046)	(116,752)	(199,955)	(327,784)
Repayment of long-term debt	-	(614)	(95,753)	(180,219)
Increase in long-term debt	71,836	120,574	78,646	248,338
Issuance of Trust units	-	4,031	-	5,722
Changes in non-cash working capital balances	-	-	-	(22,060)
Change in bank indebtedness	(6,653)	(1,462)	(36,774)	(16,481)

	16,137	5,777	(253,836)	(292,484)

Increase in cash and cash equivalents	116	-	116	-
Cash and cash equivalents, beginning of period	-	-	-	-

Cash and cash equivalents, end of period	$116	$-	$116	$ -

SEGMENT INFORMATION

Three months ended September 30, 2007	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$160,068	$71,570	$-	$(3,710)	$227,928
Operating earnings	58,877	22,538	(8,013)	-	73,402
Depreciation and amortization	10,490	6,129	916	-	17,535
Total assets	1,241,666	460,116	27,264	-	1,729,046
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	31,603	8,885	438	-	40,926

Three months ended September 30, 2006	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$246,364	$106,173	$-	$(2,979)	$349,558
Operating earnings	114,552	39,015	(11,136)	-	142,431
Depreciation and amortization	9,968	8,323	843	-	19,134
Total assets	1,184,581	491,954	61,506	-	1,738,041
Goodwill	172,440	108,284	-	-	280,724
Capital expenditures	68,005	11,385	989	-	80,379

Nine months ended September 30, 2007	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$519,792	$249,754	$-	$(9,071)	$760,475
Operating earnings	215,625	83,307	(20,277)	-	278,655
Depreciation and amortization	29,212	20,973	2,860	-	53,045
Total assets	1,241,666	460,116	27,264	-	1,729,046
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	127,169	21,330	969	-	149,468

Nine months ended September 30, 2006	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-segment Eliminations	Total

Revenue	$786,659	$333,102	$-	$(10,226)	$1,109,535
Operating earnings	369,708	123,364	(30,189)	-	462,883
Depreciation and amortization	29,410	24,139	1,775	-	55,324
Total assets	1,184,581	491,954	61,506	-	1,738,041
Goodwill	172,440	108,284	-	-	280,724
Capital expenditures	157,443	30,294	2,960	-	190,697

CANADIAN DRILLING OPERATING STATISTICS

Three months ended September 30,

2007	2006
Precision	Industry*	Market Share %	Precision	Industry*	Market Share %

Number of drilling rigs	242	887	27	238	795	30
Number of operating days (spud to release)	7,903	31,371	25	11,606	41,585	28
Wells drilled	1,455	5,488	27	1,606	6,713	24
Average days per well	5.4	5.7		7.2	6.2
Metres drilled (000s)	1,592	6,293	25	2,194	7,907	28
Average metres per day	201	201		189	190
Average metres per well	1,094	1,147		1,366	1,178
Rig utilization rate	36%	39%		54%	57%

Nine months ends September 30,

2007	2006
Precision	Industry*	Market Share %	Precision	Industry*	Market Share %

Number of drilling rigs	242	887	27	238	795	30
Number of operating days (spud to release)	22,863	90,120	25	35,200	122,734	29
Wells drilled	3,594	13,126	27	4,881	17,236	28
Average days per well	6.4	6.9		7.2	7.1
Metres drilled (000s)	4,305	15,973	27	6,138	20,802	30
Average metres per day	188	177		174	169
Average metres per well	1,198	1,217		1,258	1,207
Rig utilization rate	35%	38%		55%	58%

* Excludes non-CAODC rigs and non-reporting CAODC members and has been compiled with estimates by Precision.

THIRD QUARTER 2007 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Trust (“Precision”) intends to release its 2007 third quarter results at approximately 5:00 a.m. MT (7:00 a.m. ET) on Thursday, October 25, 2007 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day.

The conference call dial in numbers are 1-877-461-2816 or 416-695-7848.

A live webcast of the conference call will be accessible at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”. Shortly after the live webcast, an archived version will be available for approximately 30 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until November 1, 2007 by dialing 1-800-408-3053 or 416-695-5800, passcode 3237838#.

Precision is Canada’s largest energy services trust and a leading provider of energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, AB T2P 3Y7; Telephone 403-716-4500; Fax 403-264-0251; website www.precisiondrilling.com

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